Exhibit 4.14

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock, $0.00001 par value per share (the “Common Stock”), of Marrone Bio Innovations, Inc. (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Description of Common Stock

General

The following summary of the material features of our Common Stock and certain provisions of Delaware law do not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Fourth Amended and Restated Certificate of Incorporation, our Fifth Amended and Restated Bylaws, the Delaware General Corporation Law (“DGCL”) and other applicable law. Copies of our Fourth Amended and Restated Certificate of Incorporation and our Fifth Amended and Restated Bylaws have been filed with the Securities and Exchange Commission (the “SEC”) as Exhibit 3.1 and Exhibit 3.2, respectively, to our Annual Report on Form 10-K. All of our outstanding Common Stock are validly issued, fully paid and non-assessable. Our Common Stock is listed on the Nasdaq Capital Market and trades under the symbol “MBII.”

Common Stock

Dividend rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Common Stock will be entitled to share equally, identically and ratably in any dividends that the board of directors may determine to issue from time to time out of legally available funds. We have never paid cash dividends on our Common Stock and do not anticipate paying periodic cash dividends on our Common Stock for the foreseeable future.

Voting rights

Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. Subject to any rights that may be applicable to any then outstanding preferred stock, our Common Stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our Common Stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our Fourth Amended and Restated Certificate of Incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our Common Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Common Stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our Common Stock.

No Preemptive or Similar Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares of our Common Stock.

Limitation on Rights of Holders of Common Stock – Preferred Stock

The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Our Fourth Amended and Restated Certificate of Incorporation authorizes our Board of Directors, without further stockholder action, to provide for the issuance of up to 20,000,000 shares of preferred stock. Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Common Stock. The issuance of our preferred stock could adversely affect the voting power of holders of our Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action.

Certain Anti-Takeover Matters

Fourth Amended and Restated Certificate of Incorporation and Fifth Amended and Restated Bylaw Provisions

Our Fourth Amended and Restated Certificate of Incorporation and Fifth Amended and Restated Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage an unsolicited takeover of our company if our board of directors determines that such a takeover is not in the best interests of our company and stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire us or remove incumbent management even if some or a majority of our stockholders deemed such an attempt to be in their best interests, including those attempts that might result in a premium over the market price for the shares of our Common Stock held by stockholders.

Our Fourth Amended and Restated Certificate of Incorporation and Fifth Amended and Restated Bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

Our Fifth Amended and Restated Bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. We may reject a stockholder proposal or nomination that is not made in accordance with such procedures. In addition, our Fifth Amended and Restated Bylaws provide that:

●	special meetings of the stockholders of the Company may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by only (i) the Chairperson of the board of directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors;
●	a director may not be removed from office without cause unless by the vote of the holders of 66 2/3% or more of the outstanding shares of our Common Stock entitled to vote at a special meeting of stockholders; and
●	our Fifth Amended and Restated Bylaws may be altered, amended or repealed at any regular meeting of the stockholders (or at any special meeting thereof duly called for such purpose) by the affirmative vote of holders of at least 66 2/3% of our entire capital stock that is issued, outstanding and entitled to vote.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

●	prior to this time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
●	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;
●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitation of Liability and Indemnification Matters

Article VII of our Fourth Amended and Restated Certificate of Incorporation and Article 8 of our Fifth Amended and Restated Bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by applicable law. We also have entered into indemnification agreements with our executive officers and directors and provide indemnity insurance pursuant to which directors and officers are indemnified or insured against liability or loss under certain circumstances which may include liability or related loss under the Securities Act and the Exchange Act.